  EXHIBIT 99.1

Farmmi Announces Pricing of $1.0 Million Registered Direct Offering

LISHUI, China, Aug. 23, 2024 /PRNewswire/ -- Farmmi, Inc. ("Farmmi" or the "Company") (Nasdaq: FAMI), an agriculture products supplier in China, today announced that it has entered into a securities purchase agreement with certain institutional investors to purchase 3,433,167 ordinary shares of the Company (the "Ordinary Shares") in a registered direct offering. In a concurrent private placement, the Company also agreed to issue and sell to the investors Series A warrants to purchase up to 3,433,167 Ordinary Shares. The combined effective offering price for each Ordinary Share and accompanying Series A warrant is $0.30. The Series A warrants are immediately exercisable, expire five years from issuance, and have an initial exercise price of $0.75 per share, which exercise price is subject to standard adjustments for dividends, splits and similar events and is also subject to adjustment for certain dilutive issuances, upon reset following certain capitalization events (including a reverse stock split) and upon reset on a Reset Date (as defined in the Series A warrant). The gross proceeds to the Company from the registered direct offering and concurrent private placement are estimated to be approximately $1.0 million before deducting the placement agent's fees and other estimated offering expenses payable by the Company.

The offering is expected to close on or about August 26, 2024, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The Ordinary Shares are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-280348), which was declared effective by the U.S. Securities and Exchange Commission (the "SEC") on June 27, 2024. The offering of Ordinary Shares will be made only by means of a prospectus supplement that forms a part of such registration statement. The Series A warrants to be issued in the concurrent private placement and the Ordinary Shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act"), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to the sales of Ordinary Share will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

About Farmmi, Inc.

Established in 1998, Farmmi Inc. (Nasdaq: FAMI) is an agricultural products supplier, processor and retailer of edible mushrooms like Shiitake and Mu Er, as well as other agricultural products. Farmmi sells its products both online and offline. For further information about the Company, please visit Farmmi's website.

Forward-Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Act, and applicable state securities laws. Certain statements in this press release concerning the Company’s future growth prospects are forward-looking statements regarding its future business expectations and intended to qualify for the "safe harbor" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These forward-looking statements are based on the Company’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events, including statements related to the completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds therefrom The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the COVID-19 pandemic on the Company’s customers' businesses and the end purchasers' disposable income, the Company’s ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, the Company’s ability to realize revenue from expanded operation and acquired assets in China, its ability to attract and retain skilled professionals, client concentration, industry segment concentration, and general economic conditions affecting our industry. Additional risks that could affect the Company’s future operating results are more fully described in the Company’s SEC filings. These filings are available at www.sec.gov. Farmmi may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the SEC and its reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that the Company believes to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact Investor Relations:

Farmmi, Inc.

Investor Relations

Tel: +86-0578-82612876

ir@farmmi.com

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